SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(l) OR 13(e)(l)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Intervest Bancshares Corporation

(Name of Subject Company (Issuer))

Intervest Bancshares Corporation

(Name of Filing Person (Issuer and Offeror))

Options to Acquire Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

460927106

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Lowell S. Dansker

Chairman and Chief Executive Officer

Intervest Bancshares Corporation

New York, New York 10020-2002

(212) 218-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Thomas E. Willett, Esq.

Harris Beach PLLC

99 Garnsey Road

Pittsford, New York 14534

(585) 419-8800

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$1,085,000	$126.08

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $126.08	Filing Party: Intervest Bancshares Corporation
Form of Registration No.: Schedule TO	Date Filed: December 23, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 1 TO SCHEDULE TO

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Intervest Bancshares Corporation (the “Company”) on December 23, 2014 (the “Schedule TO”). The Schedule TO is an offer to the holders of all eligible options (as defined in the Offer to Purchase) to purchase shares of the Company’s common stock (the “Options”) to tender their Options for purchase by the Company upon the terms and conditions set forth in the Offer to Purchase for Cash All Outstanding Options to Purchase Shares of Intervest Bancshares Corporation Common Stock, dated December 23, 2014 (the “Offer to Purchase”) filed as Exhibit (a)(1)(i) to the Schedule TO. The offer to purchase all of the Options (as described in the Offer to Purchase, the “Offer”) is being made in connection with the proposed merger of the Company with Bank of the Ozarks, Inc. (“Ozarks”) pursuant to that certain Agreement and Plan of Merger, dated July 31, 2014, by and among Ozarks, Ozarks’ wholly-owned bank subsidiary, Bank of the Ozarks, the Company, and the Company’s wholly-owned bank subsidiary, Intervest National Bank, filed as Exhibit (d)(1) to the Schedule TO.

This Amendment No. 1 is being filed to amend and supplement certain provisions of the Schedule TO to the extent set forth herein and is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended. Only those items that are being amended and supplemented are reported in this Amendment No. 1. Except as specifically provided in this Amendment No. 1, the information contained in the Schedule TO and the Offer to Purchase remain unchanged, and this Amendment No. 1 does not modify any of the information previously reported in the Schedule TO and the Offer to Purchase. You should read this Amendment No. 1 together with the Schedule TO and the Offer to Purchase. All other terms and conditions of the Schedule TO and all Exhibits thereto, including the deadline for withdrawals of tenders of Options, the purchase price to be paid for tendered Options, and the date for payment of the purchase price for the tendered Options, remain unchanged and in full force and effect.

Item 4.	Terms of the Transaction.

Pursuant to this Amendment No. 1, Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:

The right of holders to surrender their Options for purchase by the Company pursuant to the Offer to Purchase expired at 5:00 p.m., New York City time, on February 3, 2015. All Options, which represent, in the aggregate, the right to purchase 327,896 shares of the Company’s common stock, were validly surrendered. The aggregate purchase price for such Options pursuant to the Offer to Purchase was $1,073,574. The Company has accepted for purchase all of the Options validly surrendered. The Company will promptly deliver the aggregate purchase price for the Options to the holders thereof.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERVEST BANCSHARES CORPORATION

By:	/s/ Lowell A. Dansker
Name:	Lowell A. Dansker
Title:	Chairman and Chief Executive Officer

Date: February 4, 2015